-FOR IMMEDIATE RELEASE-

DISCOUNT INVESTMENT FILES PRELIMINARY STATEMENT PRIOR TO POSSIBLE TENDER OFFER

Tel Aviv, August 28, 2006 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that its 48% shareholder, Discount Investment Corporation Ltd. ("DIC"), has today filed with the U.S. Securities and Exchange Commission, a preliminary statement on a Schedule TO-C in connection with an immediate report (in Hebrew) filed earlier today by DIC with the Israeli Securities Authority and the Tel Aviv Stock Exchange in which, DIC stated that, in reference to an article published in the Israeli newspapers in respect of Elron:

"1. DIC has no intention to cause Elron’s shares to be delisted from the Nasdaq Global Market and/or the Tel Aviv Stock Exchange.

2. DIC is considering purchasing additional shares of Elron, representing up to 15% of Elron’s outstanding shares, by way of a tender offer or in another manner. No timing, size or terms of such purchase have been determined and there is no assurance that such purchase will take place."

Elron shall respond to any tender offer by DIC if and when it is commenced.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and advanced materials. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555

elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)